

Shawna Kennedy-Schmitt (She/Her) · 3rd

Authentic achiever with a passion for natural better-for-you products

Denver Metropolitan Area · Contact info

500+ connections

Spinster Sisters Co.

The Illinois Institute of Art-Schaumburg

Experience

Brand Manager
Spinster Sisters Co.
Sep 2021 – Present · 5 mos
Golden, Colorado, United States

Shopper Marketing Manager
Frontier Co-op
May 2021 – Aug 2021 · 4 mos

French Transit, LLC
3 yrs

Marketing Manager
Aug 2019 – May 2021 · 1 yr 10 mos
Louisville, Colorado, United States

French Transit, LLC includes the following brands: MyCHELLE Dermacueticals, CRYSTAL Deodorant, and Luster Premium White

• Lead creation, planning, implementation, and management of marketing and sale ...see more

Central Regional Manager
Jun 2018 – Aug 2019 · 1 yr 3 mos
Louisville, Colorado, United States

• Managed broker teams to drive top-line revenue, new customer acquisition, and field execution in US Central region for brands worth millions of dollars within natural CPG space.
• Oversaw key accounts including Natural Grocers, Pharmaca, Lucky's Market, King Soopers, Fresh Thyme, HEB, and Central Market. ...see more

Western Regional Manager
Pacifica
May 2017 – Jun 2018 · 1 yr 2 mos
Carpinteria, California, United States (Remote)

• Oversaw all sales activities for natural beauty and skincare products within US Western region.
• Managed 12 broker groups, providing clear objectives, support, and sales technique training. ...see more

Territory Account Manager
Kiwi Beautiful Natural Sales and Marketing
Jan 2014 – May 2017 · 3 yrs 5 mos
Chicago, Illinois, United States

• Managed 40 major retail accounts in Chicagoland, Wisconsin, and Indiana consisting of 20 + top natural industry body care, beauty, and supplement brands.
• Communicated with accounts and assisted with order and merchandise placements to build and maintain strong relationships. ...see more

Show 5 more experiences

Education

The Illinois Institute of Art-Schaumburg
Bachelor of Fine Arts (B.F.A.), Interior Design
2005 – 2008

Front Range Community College
Adult and Continuing Education
2021 – 2022

Continuing my education for self improvement and fun!
-Adobe Illustrator
-Entrepreneurial Operations

Mission Critical Training

Mission Critical Training
Excel Intermediate Training
2019 – 2019

Show 1 more education

Volunteer experience

Dog Walker
Buddy Foundation
Feb 2009 – Apr 2010 · 1 yr 3 mos
Animal Welfare